Independent Accountant's Report

To the Board of Directors
Dreyfus A Bonds Plus, Inc.

We have examined management's assertion about
Dreyfus A Bonds Plus, Inc.'s   (the "Company")
compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of November 30, 2001, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from July 31, 2001
(the date of last examination) through November 30, 2001;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New
York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal Reserve
Bank of Boston, the Depository Trust Company and the
Participant Trust Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis
for our opinion.   Our examination does not provide a legal
determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus A Bonds Plus, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2001 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Dreyfus A Bonds Plus, Inc.
and the Securities and Exchange Commission and should not be used for any other purpose.

               ERNST & YOUNG LLP

New York, New York
January 22, 2002




          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, DC 20549

          FORM N-17f-2

Certificate of Accounting or Securities and Similar
 Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

                    1. Investment Company Act File  Date examination
                        Number:           completed:
                        811- 2625              January 22, 2002

     2.     State Identification Number:

                         AL     AK   AZ   AR   CA   CO
                         CT     DE   DC   FL   GA   HI
                         ID     IL   IN   IA   KS   KY
                         LA     ME   MD   MA   MI   MN
                         MS     MO   MI   NE   NV   NH
                              NJ     NM   NY   NC   ND   OH
                         OK     OR   PA   RI   SC   SD
                         TN     TX   UT   VT   VA   WA
               WV     WI   WY   PUERTO
            RICO

Other
Specify:

     3. Exact name of investment company as specified in registration statement:


     4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

  The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

     1. All items must be completed by the investment company.

     2. Give this Form to the independent public accountant
  who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

     3.     Submit this Form to the Securities and Exchange
  Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
  Commissions's principal office in Washington
D.C.,
  one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
       Certain Provisions
of the Investment Company Act of 1940

We, as members of management of Dreyfus A Bonds Plus, Inc. (the
"Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2001 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus A Bonds Plus, Inc.

By:

  /s/Jim Windels
  Jim Windels,
  Treasurer
  The Dreyfus Corporation